UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________
FORM 11-K
___________________________________________________________

☑            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-37429
___________________________________________________________

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia Group, Inc.
1111 Expedia Group Way, W
Seattle, WA 98119

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Information

December 31, 2024 and 2023
and for the Year Ended December 31, 2024

Note: All other schedules required under Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Benefit Plans Administration Committee of
the Expedia Retirement Savings Plan
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of Expedia Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2025.

New York, New York
June 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Benefit Plans Administration Committee
Expedia Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan (the “Plan”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Portland, Oregon
June 17, 2024

We served as the Plan’s auditor from 2010 to 2024.

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments, at fair value	$1,747,930,133	$1,477,128,129
Notes receivable from participants	9,543,328	8,518,121
Employer contribution receivable	2,466,548	2,424,013
Other receivable	7,834	—
Total assets and net assets available for benefits	$1,759,947,843	$1,488,070,263

See accompanying notes to financial statements.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Additions:
Contributions:
Participant contributions	$111,076,616
Employer contributions	31,602,660
Rollover contributions	14,227,409
Total contributions	156,906,685
Investment income:
Net realized and unrealized appreciation in fair value of investments	239,732,740
Dividend and interest income on investments	8,944,088
Total investment income	248,676,828

Interest income on notes receivable from participants	660,635

Total additions	406,244,148

Deductions:
Benefits paid to participants	133,363,950
Administrative expenses	1,002,618
Total deductions	134,366,568

Net increase in net assets available for benefits	271,877,580
Net assets available for benefits at:
Beginning of year	1,488,070,263
End of year	$1,759,947,843

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia Group, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her automatic pre-tax salary deferral election and/or default investment fund. The Plan's qualified default investment funds are various Vanguard Target Retirement Trusts.
Contributions
Participants can make combined pre-tax deferrals and Roth contributions ranging from 1% to 50% and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment options.
There are two types of Company contributions available under the Plan. (1) The Company made matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company made matching contributions after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure a participant receives matching contributions for the plan year equal to 50% of the first 6% of the pre-tax compensation deferred by the participant for the plan year, provided that the participant is employed on the last day of the plan year unless an exception applies. As of December 31, 2024 and 2023, the Plan had a receivable due from the Company in the amount of $2,466,548 and $2,424,013, respectively, for true-up matching contributions. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2024, no discretionary matching or profit sharing contributions were made to the Plan.
Participants can direct Company contributions to any of the Plan’s investment options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2024 and 2023 were $895,081 and $224,044, respectively. During the year ended December 31, 2024, $2,145,749 of the forfeited amounts were used to fund Company contributions.

Notes to Financial Statements (continued)
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate equal to the Reuters prime rate plus 1% (or such other commercially reasonable rate as determined by the Plan administrator). Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date, unless the participant continues to make loan payments by Automated Clearing House (ACH) payments. As of December 31, 2024, the rates of interest on outstanding loans ranged from 4.25%-9.50% with various maturities through 2039.
Payment of Benefits
Upon participants’ retirement at or after normal retirement age (as defined in the Plan document), death, disability or termination of employment, they, or their designated beneficiary (in the event of a participant's death), may elect to withdraw their entire vested account balances in a lump sum payment or in partial distribution, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59½ may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their eligible account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty. Active participants who experience a qualified birth or adoption described in the Plan document may withdraw up to $5,000 of their vested account balances within one year of the qualified birth or adoption. If the value of the vested portion of a participant's account (without regard to the value of the participant's rollover account) at the time the participant incurs a termination of employment or at any time thereafter is more than $1,000 but not more than $7,000 and, after receiving all required notices the participant does not elect to receive a direct payment or rollover, the balance will be rolled over to an individual retirement account ("IRA") designated by the Plan administrator. If the participant's account balance is $1,000 or less, such amount will be distributed to them in a lump sum.
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company in its discretion, but otherwise will be paid by participants through quarterly fees charged to their accounts and transaction fees. In addition, the Plan's investment options charge expenses as described in their respective prospectuses or prospectus summaries.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
Benefit payments are recorded when paid.

Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio Class 1 and Fidelity Managed Income Portfolio Class 2 (collectively referred to as “MIP”) stable value common collective trust funds, Loomis Sayles Core Plus Fixed Income Trust Class F common collective trust (“Loomis Core”), Conestoga Small Cap Trust Class A common collective trust fund ("Conestoga"), TimesSquare Mid Cap Growth Class A common collective trust ("TimesSquare"), TS&W Mid Cap Value Trust Class A common collective trust ("TS&W"), Fidelity ContraFund Commingled Pool Fund common collective trust ("Fidelity ContraFund"), Fidelity Spartan 500 Index Pool Class C common collective trust ("Spartan 500"), Fidelity Spartan Extended Market Index Pool Class C common collective trust ("Spartan Extended Market"), Fidelity Spartan International Index Pool Class C common collective trust ("Spartan International Index"), Winslow Large Cap Growth CIT Class Y common collective trust ("Winslow") and multiple Vanguard Target Retirement Trust common collective trust funds (Vanguard Target Retirement Income Fund Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I, Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, Vanguard Target Retirement 2055 Trust I, Vanguard Target Retirement 2060 Trust I, Vanguard Target Retirement 2065 Trust I, and Vanguard Target Retirement 2070 Trust I, collectively referred to as “Vanguard Retirement”). The Plan’s interest in the MIP, Loomis Core, Conestoga, TimesSquare, TS&W, Fidelity ContraFund, Spartan 500, Spartan Extended Market, Spartan International Index, Winslow and Vanguard Retirement is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP and Loomis Core consist primarily of readily marketable fixed income securities, Conestoga consists primarily of domestic small cap equity securities, TimesSquare consists primarily of mid and small cap equity securities, TS&W consists primarily of domestic mid cap equity securities, the Fidelity ContraFund, Spartan 500, Spartan Extended Market, and Winslow consist primarily of domestic large cap equity securities, Spartan International Index consists primarily of foreign large and mid cap equity securities, and the Vanguard Retirement consists of a mix of fixed income and equity securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Loomis Core, Conestoga, TimesSquare, TS&W, and Winslow may be traded daily without restriction. The MIP may be traded daily, but has a 90-day restriction requirement to exchange to a competing fund. The Fidelity ContraFund, Vanguard Retirement, Spartan 500, Spartan Extended Market, and Spartan International Index may be traded daily, but have a 30-day frequent trading policy.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants. No allowance for credit losses has been recorded as of December 31, 2024 and 2023, as all notes receivable from participant loans are secured by vested account balances.
3. Fair Value of Investments
The Plan's investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2    Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Notes to Financial Statements (continued)
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023:

Investment Assets at Fair Value as of December 31, 2024
	Level 1	Total
Mutual funds	$162,074,205	$162,074,205
Investments in self-directed brokerage accounts	100,981,317	100,981,317
Investments in Expedia Group, Inc. common stock	30,970,534	30,970,534
Total investments at fair value	294,026,056	294,026,056
Common collective trust funds measured at NAV*		1,453,904,077
Total investments		$1,747,930,133
Investment Assets at Fair Value as of December 31, 2023
	Level 1	Total
Mutual funds	$452,424,867	$452,424,867
Investments in self-directed brokerage accounts	74,433,277	74,433,277
Investments in Expedia Group, Inc. common stock	27,914,816	27,914,816
Total investments at fair value	554,772,960	554,772,960
Common collective trust funds measured at NAV*		922,355,169
Total investments		$1,477,128,129

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

As of December 31, 2024 and 2023, there were no unfunded commitments for investments.

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market liquidity, overall market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter was subject to the adoption of additional amendments that were proposed to the IRS and timely adopted by the Company. Although the Plan has been further amended since receiving the determination letter (the Plan was most recently amended and restated effective January 1, 2022), the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Notes to Financial Statements (continued)
In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

6. Party-in-Interest and Related Party Transactions
Certain Plan investments are shares of mutual funds, self-directed brokerage accounts, and units of participation in a common collective trust funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. The Plan paid fees to Fidelity for investment management services and recordkeeping. The Plan paid fees to our independent auditor for audit fees. Additionally, the Plan paid fees to other advisors and consultants for investment advisory and management services.
At December 31, 2024 and 2023, the Plan held 166,182 and 183,868 shares, respectively, of common stock of the Company, with a fair value of $30,970,534 and $27,914,816, respectively. No dividend income on the common stock of the Company was recorded during the year ended December 31, 2024.

Supplemental Information

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value
	Registered investment companies:
*	Fidelity Diversified International Fund K6	1,612,458	shares	$22,832,407
	Dodge & Cox International Stock Fund	977,345	shares	48,769,526
	T. Rowe Price Institutional Large-Cap Value Fund	1,706,186	shares	39,429,955
	Vanguard Total Bond Market Index Fund Institutional	3,442,656	shares	32,636,379
	DFA US Small-Cap Value Portfolio	379,426	shares	18,405,938
	Total registered investment companies			162,074,205
	Common/collective trust funds:
	Vanguard Target Retirement 2020 Trust I	83,049	units	6,281,023
	Vanguard Target Retirement 2025 Trust I	226,046	units	18,137,931
	Vanguard Target Retirement 2030 Trust I	501,260	units	42,181,034
	Vanguard Target Retirement 2035 Trust I	925,596	units	82,739,064
	Vanguard Target Retirement 2040 Trust I	1,064,888	units	101,973,710
	Vanguard Target Retirement 2045 Trust I	1,451,673	units	144,804,394
	Vanguard Target Retirement 2050 Trust I	1,314,923	units	133,951,217
	Vanguard Target Retirement 2055 Trust I	786,962	units	97,740,665
	Vanguard Target Retirement 2060 Trust I	581,894	units	37,980,220
	Vanguard Target Retirement 2065 Trust I	330,621	units	13,274,440
	Vanguard Target Retirement 2070 Trust I	71,283	units	1,745,003
	Vanguard Target Retirement Income Fund Trust I	75,714	units	5,146,314
	Loomis Sayles Core Plus Fixed Income Trust Class F	2,177,467	units	36,624,987
	Conestoga Small Cap Trust Class A	1,238,564	units	26,183,239
	TimesSquare Mid Cap Growth Class A	1,389,454	units	24,943,485
	TS&W Mid Cap Value Trust Class A	474,245	units	29,328,378
*	Fidelity Spartan 500 Index Pool Class C	1,000,641	units	275,786,723
*	Fidelity Spartan Extended Market Index Pool Class C	257,117	units	43,923,308
*	Fidelity Spartan International Index Pool Class C	306,175	units	41,342,836
	Winslow Large Cap Growth CIT Class Y	492,113	units	71,755,006
*	Fidelity ContraFund Commingled Pool	4,279,646	units	194,681,117
*	Fidelity Managed Income Portfolio Fund Class 1	369,436	units	369,436
*	Fidelity Managed Income Portfolio Fund Class 2	23,010,547	units	23,010,547
	Total common/collective trust funds			1,453,904,077
	Common stock:
*	Expedia Group, Inc. common stock	166,182	shares	30,970,534
	Participant-directed brokerage accounts:
*	Fidelity BrokerageLink (1)	Various mutual funds and common stocks		100,981,317
*	Notes receivable from participants:	Interest rates ranging from 4.25% to 9.50%, maturing through 2039		9,543,328
				$1,757,473,461
*     Indicates a party-in-interest to the Plan.
(1)     Certain investments in the Fidelity BrokerageLink accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ LANCE SOLIDAY
June 18, 2025		Lance Soliday
Chair of Benefit Plans Administration Committee

EXHIBIT INDEX

Exhibit Number        Description
23.1            Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2            Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)